Extend Health, Inc.

2929 Campus Drive, Suite 400

San Mateo, California 94403

January 22, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeffrey P. Riedler

Daniel Greenspan

Laura Crotty

Tabatha Akins

Lisa Vanjoske

Re:	Extend Health, Inc.

Rule 477 Application for Withdrawal of

Registration Statement on Form S-1

File No. 333-178910

Initially filed on January 6, 2012

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Extend Health, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-178910) initially filed with the Commission on January 6, 2012, as thereafter amended, together with all exhibits thereto (the “Registration Statement”). The grounds upon which the Company is making this application for withdrawal are that the Company does not intend to proceed with the public offering of the shares of common stock registered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

We would appreciate if you would please provide to Jon C. Avina and Calise Y. Cheng of Wilson Sonsini Goodrich & Rosati, Professional Corporation, the Company’s legal counsel, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (650) 493-6811.

U. S. Securities and Exchange Commission

January 22, 2013

Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please contact Jon C. Avina or Calise Y. Cheng at (650) 493-9300.

Respectfully submitted,

Extend Health, Inc.

by:	/s/ Joe Murad
Joe Murad
Senior Vice President, Chief Operating Officer

cc:	Bryce A. Williams, Extend Health, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Jon C. Avina, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP